www.linkedin.com/in/paulchun
(LinkedIn)

Top Skills

Biotechnology
Lifesciences
Financial Modeling

Paul Chun

Managing Partner, Eldred Advisors; Co-Founder, Achieve Clinics
Los Angeles Metropolitan Area

Summary

Corporate development and strategy professional in the life sciences with a background in public and private equity investments, company/spinout formation, licensing, and asset acquisition. Proud co-founder of Achieve Clinics, a transformative platform for cancer patients to access and accelerate cell therapy innovation.

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Experience

Achieve Clinics
Co-Founder
February 2023 - Present (8 months)

Eldred Advisors
Managing Partner
May 2016 - Present (7 years 5 months)
Los Angeles, California

Stellar Biotechnologies, Inc.
Board of Directors
December 2016 - June 2019 (2 years 7 months)
Port Hueneme, CA

Kiromic
Director, Strategy and Corporate Development
November 2015 - April 2016 (6 months)
Greater Los Angeles Area

Westwicke Partners
Principal, Life Sciences
May 2011 - October 2015 (4 years 6 months)

Amgen
Manager
February 2009 - February 2011 (2 years 1 month)

Tavistock Group
Associate
July 2007 - October 2008 (1 year 4 months)

Goldman Sachs
Biotech Analyst
March 2005 - May 2007 (2 years 3 months)

Education

Columbia University
BA, Biological Sciences · (1999 - 2004)

UC Berkeley
Clinical Research Conduct and Management · (2010 - 2010)